Exhibit 99.1

Graham Schmidt

January 22, 2024

Paul Medeiros

Chairman

Check-Cap Ltd.

Dear Mr. Paul Medeiros,

I am writing to formally resign from the Board of Directors of Check-Cap Ltd effective January 22, 2024.

After careful consideration I have decided to step down from my position, and I wish Check-Cap Ltd success.

I wish to thank you for the privilege of serving, and I look forward to witnessing the continued development of Check-Cap Ltd.

Sincerely,

/s/ Graham Schmidt

Graham Schmidt